SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

ZOGENIX, INC.

(Name of Subject Company (Issuer))

Zinc Merger Sub, Inc.

an indirect wholly owned subsidiary of

UCB S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98978L204

(CUSIP Number of Class of Securities (Underlying Common Stock))

Bill Silbey

Executive Vice President and General Counsel

UCB S.A.

Allée de la Recherche, 60

1070 Brussels

Tel: 32 2 559 99 99

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

J. D. Weinberg, Esq.

Kyle Rabe, Esq.

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018-1405

+1 (212) 841 1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,670,581,276	$154,863

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Zogenix, Inc. (“Zogenix”), at a purchase price of $26.00 per share, net to the seller in cash, without interest and less any applicable tax withholding. As of January 27, 2022 (the most recent practicable date): (i) 56,125,822 shares of Zogenix common stock were issued and outstanding, (ii) 6,637,422 shares of Zogenix common stock were subject to outstanding Zogenix stock options, (iii) 804,112 shares of Zogenix common stock were subject to outstanding Zogenix restricted stock unit awards, (iv) 300,255 shares of Zogenix common stock were subject to outstanding Zogenix performance stock unit awards (at maximum), and (v) rights to purchase a maximum of 385,515 shares of Zogenix common stock pursuant to Zogenix’s 2010 Employee Stock Purchase Plan were outstanding.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by .0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $154,863	Filing Party: Zinc Merger Sub, Inc. and UCB S.A.
Form or Registration No.: Schedule TO	Date Filed: February 1, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 1, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), and Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix, Inc., a Delaware corporation (“Zogenix”), in exchange for (i) $26.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; and Item 11

(a) The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the second sentence of the first paragraph under Section 16—“Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” of the Offer to Purchase and replacing it with the following paragraph:

“Parent and Zogenix filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on February 1, 2022. The waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., Eastern Time, on March 3, 2022. This period may change if the FTC or the Antitrust Division, as applicable, grants earlier termination of the waiting period, Parent voluntarily withdraws and refiles its Premerger Notification and Report Form, or the FTC or the Antitrust Division, as applicable, issues a request for additional information or documentary material prior to that time.”

(b) The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by deleting the fourth and fifth sentences of the first paragraph in Section 16—“Certain Legal Matters; Regulatory Approvals – Antitrust Compliance – Foreign Antitrust Filings in Germany” of the Offer to Purchase and replacing such sentences with the following two sentences:

“On February 23, 2022, the FCO issued an unconditional phase 1 clearance letter with respect to the Offer and the Merger. Accordingly, the condition to the Offer relating to the receipt of any clearance, approval or consent under applicable antitrust laws, to the extent relating to such clearances, approvals or consents under the German Act Against Restraints of Competition, has been satisfied.”

(c) The disclosure in the Offer to Purchase and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following sub-heading and paragraphs at the end of Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“Certain Litigation

Between February 2, 2022 and the time of filing of this Amendment No. 1, 10 complaints were filed in the United States District Court for the Southern District of New York, the United States District Court for the Northern District of California, the United States District Court for the Eastern District of New York, the United States District Court for the District of Delaware and the United States District Court for the Eastern District of Pennsylvania by putative stockholders of Zogenix: Wang v. Zogenix, Inc., No. 1:22-cv-00900 (S.D.N.Y.); Barman v. Zogenix, Inc., No. 4:22-cv-00719 (N.D. Cal.); Finuliar v. Zogenix, Inc., No. 1:22-cv-01051 (S.D.N.Y.) (the “Finuliar Action”); Hansen v. Zogenix, Inc., No. 1:22-cv-00679 (E.D.N.Y.); Ciccotelli v. Zogenix, Inc., No. 1:22-cv-00172 (D. Del.) (the “Ciccotelli Action”); Eiden v. Zogenix, Inc., No. 1:22-cv-01108 (S.D.N.Y.); Wheeler v. Zogenix, Inc., No. 1:22-cv-00183 (D. Del.); Wilhelm v. Zogenix, Inc., No. 1:22-cv-00185 (D. Del.); Justice v. Zogenix, Inc., No. 2:22-cv-00545 (E.D. Pa.); and Kelly v. Zogenix, Inc., No. 1:22-cv-01184 (S.D.N.Y.) (collectively, the “Complaints”). All of the Complaints name Zogenix and the members of the Zogenix Board as defendants, and the complaint in the Ciccotelli Action also names Parent and Purchaser as defendants. The Complaints assert violations of Sections 14 and 20(a) of the Securities Exchange

Act of 1934, as well as Rules 14a-9 and 14d-9 promulgated thereunder. The Complaints contend that Zogenix’s Schedule 14D-9, filed on February 1, 2022, omitted or misrepresented material information regarding the Offer. The complaint in the Finuliar Action also asserts state law claims against the members of the Zogenix Board alleging that they breached their fiduciary duty of candor/disclosure by causing or permitting the Schedule 14D-9 to be filed. The Complaints seek, among other relief, to enjoin or rescind the transactions contemplated by the Merger Agreement, direct the filing of a new or amended Schedule 14D-9, and/or obtain an award of damages, and attorneys’ fees and/or costs.

If additional similar complaints are filed, absent new or different allegations that are material, we do not intend to announce such additional filings.”

(d) The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“On February 28, 2022, as agreed with Zogenix, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on March 1, 2022. The expiration time of the Offer is extended to 5:00 p.m., Eastern Time, on March 4, 2022, unless further extended. The Depositary has advised Parent that, as of 5:00 p.m., Eastern Time, on February 25, 2022, approximately 2,378,763 Shares had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 4.2306% of the outstanding Shares.

On February 28, 2022, Parent issued a press release announcing Purchaser’s extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(I) to the Schedule TO and is incorporated herein by reference.”

Amendments to the Offer to Purchase and Exhibits to the Schedule TO

All references to (i) “one minute after 11:59 p.m., Eastern Time, on March 1, 2022” set forth in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(C)), and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) are hereby amended and replaced with “5:00 p.m., Eastern Time, on March 4, 2022.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(I)	Press release issued by UCB S.A., dated February 28, 2022.*

107	Filing Fee Table.*

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Zinc Merger Sub, Inc.

By:	/s/ Jennifer Trevett
	Name:	Jennifer Trevett
	Title:	Vice President & Secretary

UCB S.A.

By:	/s/ Charl van Zyl
	Name:	Charl van Zyl
	Title:	Executive Vice President

Date: February 28, 2022

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